
August 25, 2010

Mr. Steven A. Museles
Co-Chief Executive Officer
CapitalSource Inc.
4445 Williard Avenue, 12th Floor
Chevy Chase, MD 20815

Re: CapitalSource Inc.
Form 10-K for the year ended December 31, 2009
Schedule 14A
Form 10-Q for the quarterly periods ended March 31, 2010 and June 30,
2010
File No. 001-31753

Dear Mr. Museles:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your future filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009
Item 1. Business
Loan Products, Service Offerings and Investments, page 5

1. Please revise your credit risk management discussion in the MD&A in future filings to provide an expanded discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as credit requirements and documentation requirements.

Statistical Disclosures
Table 8. Non-performing and Potential Problem Loans, page 32

2. We note in your tabular presentation on page 33 that commercial non-performing loans have increased from $431.37 million as of December 31, 2008 to $545.63 million as of December 31, 2009. In addition, we note that the level of charge-offs for these loans increased in 2009 while the allowance for loan losses allocated to the loan category decreased at December 31, 2009 from December 31, 2008. Please tell us and revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit quality in the commercial loan portfolio with the changes in your allowance for loan losses allocated to this loan category.

Item 8. Financial Statements and Supplemntary Data
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill Impairment, page 117

3. We note your disclosure on page 117 that you did not record goodwill impairment during 2009 on your $173.1 million goodwill balance. In addition, we note the company's market capitalization continued to decrease from 2008 to 2009 and you recorded net losses for the past two fiscal years. Please tell us and include in future filings the following additional information regarding your goodwill impairment test performed:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Part 1. Financial Information (Unaudited)
Consolidated Statements of Operations, page 4

4. We note that you had a net gain on invetstments of $16.34 million during the six months ended June 30, 2010. In addition, we note you recorded other-than-temporary impairment (OTTI) of $2.5 million during the period on your available-for-sale securities and investments careried at cost. In future filings please present your OTTI

charge recognized in earnings and in other comprehensive income separately in accordance with ASC 320-10-45-8A.

Notes to the Unaudited Consolidated Financial Statements
Note 5. Commercial Lending Assets and Credit Quality
Loans Held for Sale, page 11

5. We note that during the fiscal year 2009 you transferred $130.7 million of loans that were originally classified as held for investment to held for sale and there were no similar loan transfers during 2008. We also note that during the six-months ended June 30, 2010 you transferred an additional $92.8 million of loans to held for sale. Please tell us and revise future filings to disclose the reasons for these loan sales (i.e. liquidity, asset quality deterioration, etc.) in addition to an understanding of the increase during the current year.

6. We note you have $58.44 million of loans held for sale at June 30, 2010 and that $51.4 million of these loans are classified as nonaccrual. Please tell us the following related to your nonaccrual loans held for sale:

- When these loans were classified as nonaccrual, before or after their transfer to held for sale;
- Whether you have nonaccrual loans with similar characteristics in your held for investment portfolio; and
- How you determined which nonaccrual loans to sell and which ones to hold for investment.

Loans Held for Investment, page 11

7. We note the continued deterioration in your asset quality and specifically the increase in non-accrual loans from $0.42 billion at December 31, 2008 to $1.1 billion at December 31, 2009 and $1.07 billion at June 30, 2010. Considering this significant deterioration and the resulting impact on your key performance ratios, please tell us and revise your future filings beginning with your next Form 10-Q to disclose the following:

- Separately disclose and quantify by each major category of loans in your portfolio your nonaccrual loans, loans over 90 days past due and still accruing, and any troubled debt restructurings similar to that provided on page 33 of your 2009 Form 10-K;
- Disclose potential problem loans by each major category of loans; and
- Provide a rollforward of the allowance for loan losses similar to that provided on page 34 of your 2009 Form 10-K and provide the ratio of net charge-offs

during the period to average loans outstanding during the period.

Please provide the above disclosures for the consolidated loan portfolio and for each reportable segment, as applicable. Refer to Item 303(b) of Regulation S-K and General Instruction 3(d) of Industry Guide III.

8. In addition, given the significant increase in your nonperforming loans and in an effort to promote greater transparency within your disclosure, please tell us and revise your future filings to disclose the following for your loan portfolio and by each reportable segment:

- Discuss whether the increase in nonperforming loans relates to a few large credit relationships or several small credit relationships or both;
- If a few large credit relationships make up the majority of your nonperforming loans, discuss those relationships in detail, including:
  o the type of loan and industry (commercial, commercial real estate, construction, etc.);
  o when the loan was originated;
  o the allowance for loan losses associated with the loan, as applicable;
  o when the loan became non-accrual;
  o the underlying collateral supporting the loan;
  o the last appraisal obtained for the loan, as applicable; and
  o any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.
- Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.
- Disclose any remediation efforts you have taken, or plan to take, to collect on these loans.

9. We note your disclosure on page 12 that loans that were restructured in troubled debt restructurings (TDRs) totaled $531.4 million, $921.3 million, and $589.1 million at June 30, 2010, December 31, 2009, and December 31, 2008. Further, we note per review of page 33 in your 2009 Form 10-K that there are TDRs still accruing interest. Please tell us as of June 30, 2010 and revise your future filings to disclose the following:

- Your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status;
- The amount of TDRs that are considered impaired, the amount that are classified as non-accrual and those accruing, and the amount charged-off during the period;

- To the extent you have several different types of programs offered to your customers (e.g., reduction in interest rates, payment extensions, forgiveness of principal, forbearance or other actions), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category and performing versus nonperforming status;
- Provide an enhanced narrative discussion addressing success with the different types of concessions offered; and
- Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.

10. In addition, for the restructured loans that are still accruing interest please revise future filings to clearly and comprehensively discuss your nonaccrual policies for restructured loans, including clarifying if you have different policies for different loan types (Commercial Real Estate versus Commercial loans) and address the following:

- Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.
- For TDRs that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.
- Tell us and disclose if you revised any of your TDRs accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 and adopted by each financial regulator.

Foreclosed Assets, page 13

11. We note your foreclosed assets policy here and on page 117 of the 2009 Form10-K. In addition, we note that your valuation adjustments for subsequent losses on foreclosed assets are recorded as a valuation allowance. Please tell us how you have complied with the guidance in ASC 310-40-40 and ASC 360-10-35 that a long-lived asset received in satisfaction of a receivable and held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell and subsequent write-downs recognized as losses.

Note 6. Investments, page 14

12. We note from your disclosures beginning on page 14 that you recorded $0.3 million credit related impairment charge on your available-for-sale securities portfolio and $2.2 million on your investments carried at cost during the six months ended June 30, 2010. In addition, we note during 2009 you recorded $13.6 million of credit-related impairment on your available-for-sale securities portfolio and $13.2 million on your investments carried at cost. Please revise future interim and annual filings to include the disclosures related to an impairment charge required by ASC 320-10-50-6 through ASC 320-10-50-8.

Note 18. Fair Value Measurements, page 36

13. We note your disclosure on page 38 that you rely on different valuation approaches for your determination of the fair value of your collateral-dependent impaired loans, other real estate owned, and other foreclosed assets.   Please tell us and revise your future filings to disclose the following:

- How you determine which of the valuation methods to use in your measurement of impairment for collateral-dependent loans, other real estate owned, and other foreclosed assets.
- How often you obtain updated third-party appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired), other real estate owned, and other foreclosed assets. If this policy varies by loan type please disclose that as well.
- Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals.
- Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.
- Compare and contrast the circumstances by which you rely on updated appraisals or internally developed estimates. Describe the assumptions and inputs used in your internally developed methodologies and how this method differs from obtaining an updated appraisal. Describe the considerations you give to each and the factors used to determine which one is more preferable under varying circumstances. Fully explain why you believe using an internally developed estimate is more representative of the current market value.

14. We note your disclosure on page 37 that loans held for sale are carried at the lower of cost or fair value and that fair values are determined through either actual market transactions (Level 2) or through internally developed valuation models (Level 3). In addition, we note from your disclosure on page 11 that you had loans held for sale of

$51.4 million classified as non-accrual. Please tell us and revise future filings for the following related to these non-accrual loans held for sale:

- Provide a breakdown of these loans by type (real estate, commercial, etc.);
- Disclose the fair value write-down recorded for nonaccrual loans held for sale during the period;
- Given your disclosure on page 43 that all loans held for sale are classified as Level 2 assets, please explain how their fair values are determined through actual market transactions.

Note 20. Subsequent Event, page 48

15. We note your disclosure on page 48 that during July 2010 you sold your equity interest in the 2006-A securitization trust. In addition, we note you own a beneficial interest related to the trust with a face value of $124.8 million and a fair value of $15.2 million. Please clarify for us if you retained or repurchased this beneficial interest and the value recorded for the interest in the balance sheet.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Three and Six Months Ended June 30, 2010 and 2009
Other Commercial Finance Segment
Other Expenses, page 62

16. We note your disclosure on page 62 that you acquired $71.5 million of loans through foreclosure during the second quarter of 2010 and that you recorded a provision for loan losses of $23.7 million on these loans. In addition, we note that for the six months ended June 30, 2010 you recorded a provision for loan losses on these loans of $38.9 million. Please tell us the following related to the original loan foreclosed upon during the six months ended June 30, 2010:

- the type of loan (commercial real estate, real estate, construction, etc.);
- when the loan was originated and when it was foreclosed upon;
- the balance outstanding and allowance for loan losses associated with the loan at December 31, 2009 and March 31, 2010, as applicable;
- if the loan was on non-accrual and/or considered impaired;
- the date and amount of the last appraisal or valuation obtained for the loan, as applicable;
- the types of loans acquired through foreclosure; and
- your valuation process for the loans acquired through foreclosure.

CapitalSource Bank Segment
Credit Quality and Allowance for Loan Losses, page 66

17. We note from your disclosure on page 66 that commercial real estate loans have continued to drive the increase in provision for loan losses, charge-offs, and delinquent and non-accrual loan categories. Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts for your CapitalSource Bank and Other Commercial Finance segements whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.
- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.
- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.
- Clarify whether the B note is immediately charged-off upon restructuring.
- Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification.
- Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Other Commercial Finance Segment
Other Commercial Finance Segment Loan Portfolio Composition, page 68

18. We note from your disclosures that your real estate construction portfolio for the Bank and Other Commercial Finance segments totaled $1.22 and $1.03 billion at December 31, 2009 and June 30, 2010 which represented about 14.7% and 10.6% of your total loan portfolio. We also note that this portfolio has a relatively high amount of credit risk and you expect the level of charge offs in this portfolio to continue to be volatile. Please revise future filings to disclose the following information related to construction loans with interest reserves:

- Your policy for recognizing interest income on these loans.

- How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.
- Whether you have extended, renewed or restructured terms of the loans and the reasons for the changes.
- Your underwriting process for these loans and any specific differences as compared to loans without interest reserves.
- Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.
- Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.

Commitments, Guarantees & Contingencies, page 75

19. We note on page 172 of your Form 10-K that you identified a conditional asset retirement obligation related to the future removal and disposal of asbestos contained within your direct real estate investment properties. In addition, we note that as of June 30, 2010 you have sold all your real estate investment properties. Please tell us and include in future filings the following related to your asset retirement obligation:

- If you still have an obligation for future removal and disposal of asbestos from these real estate properties after the sales;

- If so, whether the sales of the properties impact your ability to determine your obligation in the future; and

- An estimate of the possible loss or range of loss for the obligation.

Credit Risk Management
Concentrations of Credit Risk, page 76

20. We note your disclosure on page 76 that 20% or $1.5 billion of your loan portfolio at June 30, 2010 consisted of loans to six clients and five were performing in accordance with the terms of the agreements. Please tell us and include in future filings the following related to your largest credit relationships, including these six as of June 30, 2010:

- The type of loans and industry for each credit;
- Total amount of loans at origination and current lending commitment;
- Total outstanding balance on these loans at June 30, 2010;

- Whether the loans are performing, and if not, the allowance for loan losses associated with the loan(s), as applicable;
- The underlying collateral supporting the loans; and
- The last appraisal obtained for the collateral supporting the loans, as applicable.

Proxy Statement

21. Please revise, in future filings, to provide the disclosures required by Item 407(e)(3)(iii) (aggregate fees paid to compensation consultants) and Item 402(s) (compensation risk analysis) of regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact or Lindsay Bryan at (202) 551-3417 or Amit Pande at(202) 551-3423, if you have questions regarding comments on the financial statements and related matters. Please contact either Michael R. Clampitt at (202) 551-3434 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Senior Attorney